SCHEDULE C

Transactions in Securities

Transactions by Stilwell Associates, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Class D Preferred Stock	05/08/25	20,000	25.0000	500,000.00